UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 333-275972

Logistic Properties of the Americas

(Exact name of registrant as specified in its charter)

601 Brickell Key Drive

Suite 700

Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On March 27, 2024, the Company consummated the previously announced business combination pursuant to the Business Combination Agreement (the “Closing”), dated as of August 15, 2023 (as amended, supplemented, and/or restated from time to time) by and among two, a Cayman Islands exempted company (“Two”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama, and, by a joinder agreement, each of the Company, Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company, and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of the Company (the “Business Combination Agreement”).

By execution of a joinder agreement dated on or about March 27, 2023, certain shareholders of Two became party to that certain Letter Agreement, dated March 29, 2021, by and among Two, two sponsor, a Cayman Islands company with limited liability (the “Original Sponsor”) and Two’s officers and directors (the “Letter Agreement”), which provided for certain lock-up restrictions on transfer of the shares of Two held by such shareholders. As a result of the Closing, each share of Two was cancelled and converted into one ordinary share of the Company.

The Company intends to enter into one or more agreements with one or more non-affiliate shareholders, pursuant to which the Company will agree to waive the lock-up restrictions provided for in the Letter Agreement, for the remainder of the applicable lock-up period (the “Lock-Up Release Agreements”), substantially in the form filed herewith as Exhibit 99.1.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Lock-Up Release Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer

Date: June 5, 2024

[Signature Page to 6-K]